

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



04007264

January 30, 2004

Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-30-2004

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

Dear Ms. Leung:

This is in response to your letter dated December 29, 2003 concerning the shareholder proposal submitted to Bristol-Myers by the SEIU Master Trust, Camilla Madden Charitable Trust, Catholic Healthcare West and Portfolio 21. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L St, N.W.
Washington, DC 20005

14272


Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

December 29, 2003

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposal Submitted by Service Employees International Union and Three Co-filers.

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company ("Bristol-Myers," or the "Company") omits from its 2004 proxy materials a stockholder proposal and statement of support submitted by Service Employees International Union (the "SEIU") Master Trust (the "SEIU Master Trust") and three co-filers (collectively, the "Proponents") for inclusion in the Company's 2004 Proxy Materials. The proposal and supporting statement are collectively referred to as the "SEIU Proposal" and are enclosed herewith as Exhibit A.

We note that the SEIU Master Trust originally submitted a proposal to the Company on October 23, 2003 and submitted the revised SEIU Proposal to the Company on November 7, 2003 to replace the original proposal. We are treating the original proposal dated October 21, 2003 as withdrawn, but enclose a copy as Exhibit B herewith for your reference. The Company received the same SEIU Proposal from the Camilla Madden Charitable Trust on November 13, 2003, Catholic Healthcare West on November 19, 2003, and Portfolio 21 on December 11, 2003 (collectively, the "Co-Filers"). Each of the Co-Filers indicated the SEIU Master Trust was authorized to act on its behalf.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the SEIU Master Trust informing it of the Company's intention to omit the stockholder proposal and statement of support from the Company's 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 22, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2004 Proxy Materials with the SEC.

It is our opinion that the SEIU Proposal is excludable under Rule 14a-8(i)(11) because it is substantially duplicative of a proposal previously submitted by another proponent.

Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits the registrant to exclude a proposal that is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting." The SEC adopting release states that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." SEC Exchange Act Release No. 24-12999 (1976).

It is implicit in Rule 14a-8(i)(11) that, in the case of substantially duplicative proposals, the proposal submitted first in time should be the one included in the proxy materials, and the Staff has consistently found that the proposal first submitted is the one to be included. See, e.g., Great Lakes Chemical Corporation, (March 2, 1998); and Pacific Gas and Electric Company (January 6, 1994). The Company received a copy of the Proponent's original proposal on October 23, 2003 and a copy of the revised SEIU Proposal on November 6, 2003, both well after receipt of a stockholder proposal and supporting statement that the Company received from Mrs. Evelyn Y. Davis on June 26, 2003 (the "Davis Proposal"), a copy of which is attached as Exhibit C. We intend to include the Davis Proposal in our 2004 Proxy Materials.

In our opinion, the SEIU Proposal is substantially duplicative of the Davis Proposal. To assist you in evaluating that conclusion, we include relevant portions of the proposals below, each of which is enclosed herewith in its entirety:

The SEIU Proposal:

"RESOLVED: that the shareholders request the Board of Directors to adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. We suggest that the requested comprehensive report set forth and quantify, specifically and not in the aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including section 527 organizations, and related expenditures of money and other resources."

The Davis Proposal:

"RESOLVED: That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C.,

Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

The Staff has consistently applied the Rule 14a-8(i)(11) exclusion to proposals that are substantially the same as previously submitted proposals for the same meeting. See, e.g., AT&T Corporation (January 26, 1999) (two substantially similar proposals received by the company); The New Germany Fund, Inc. (May 8, 1998) (same); Great Lakes Chemical Corporation (March 2, 1998) (same); and Bristol-Myers Squibb Company (January 26, 1998) (same).

Proposals need not be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be "substantially duplicative" even where such proposals differ as to terms and scope. See, e.g., Pacific Gas & Electric Company (February 1, 1993) (applying the "principal thrust" and "principal focus" tests); Siebel Systems, Inc. (April 15, 2003) (proposals relating to performance-based compensation); Sprint Corporation (February 1, 2000) (proposals relating to stockholder approval of "golden parachutes"); Excel Industries, Inc. (January 26, 1999) (proposals relating to the sale of the company); and Philip Morris Companies, Inc. (January 18, 1995) (proposals relating to separation of tobacco portion of business from non-tobacco portion).

Implicit in Rule 14a-8(i)(11) is that the presence of two or more proposals in the same proxy statement that speak to the same core issue, but in different terms, creates the risk that, if each of the proposals were adopted by the stockholders, the board of directors would not be left with a clear expression of stockholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects stockholders from having to consider substantially similar proposals submitted by different proponents, it also protects the board of directors from being placed in a position where the board cannot, for all practical purposes, implement the stockholders' will because the board does not have clear terms on which to proceed where duplicative proposals, while sharing the same subject matter, differ as to terms, breadth or intended implementation. See, e.g., General Electric Company (January 22, 2003) (a proposal requiring a comprehensive compensation review and publication of the results was substantially duplicative of a proposal requiring publication of a report comparing compensation of executives and other employees); Centerior Energy Corporation (February 27, 1995) (proposals relating to (a) freezing executive compensation, (b) reducing executive compensation and eliminating executive bonuses and (c) freezing annual executive salaries and eliminating executive bonuses were deemed to be "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance and eliminating executive bonuses and stock options); Pinnacle West Capital

Corporation (March 16, 1993) (a proposal to tie any executive bonuses to the amount of dividends paid to stockholders was substantially duplicative of a proposal to cease all executive bonuses until a dividend of at least $1.00 had been paid to stockholders); Pacific Gas & Electric Company, supra (a proposal relating to the total compensation of the CEO was deemed to be substantially duplicative of proposals relating to tying non-salary compensation of management to performance indicators and requesting that ceilings be placed on future total compensation of officers and directors); and Procter & Gamble Company (June 15, 1983) (second proposal, identical to a portion of a broader first proposal, was excluded on "substantially identical" grounds). In other instances, the Staff has permitted the exclusion of a proposal on "substantially duplicative" grounds where the proposals, while relating to the same topic, requested different board actions with respect to that topic. See, e.g., Monsanto Company (February 7, 2000).

In our opinion, Rule 14a-8(i)(11) permits us to omit the SEIU Proposal because the "principal thrust" or "principal focus" of the SEIU Proposal and the Davis Proposal is the same—both proposals address the disclosure of political contributions to stockholders and are targeted at the perceived excesses of political contributions. Both proposals require publication, although in different formats, of a variety of statistics related to the Company's support of political candidates and entities. Because the Company intends to include the Davis Proposal, which was received first in time, in its 2004 proxy materials, the SEIU Proposal should be excluded pursuant to Rule 14a-8(i)(11).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 29, 2004, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Thank you.

Very truly yours,



Sandra Leung,
Vice President and Secretary,

Enclosures

Copy to: Mr. Steve Abrecht, Executive Director of Benefits, SEIU
Ms. Louise Malone, SEIU

Use of Shareholder Resources for Political Purposes

Whereas:

The pharmaceutical industry, and Bristol Myers Squibb Company in particular, spend significant financial and other resources to support political candidates and political entities.

Between January 1, 1991 and December 31, 2002 the Pharmaceutical Research and Manufacturers Association and its members gave $57.9 million in political contributions, including more than $35.5 million in soft money donations to the national political parties and more than $22.4 million in Political Action Committee (PAC) donations to federal candidates. (*Follow the Dollar Report,* July 1, 2003, Common Cause).

Bristol Myers Squibb donated $1.59 million in 2002 in soft money and Political Action Committee funds, an increase of over 600 % from 1992. (*Pharmaceutical Manufacturing: Long-Term Contribution Trends*, The Center for Responsive Politics, 2003).

Executives at Bristol-Myers Squibb Company "say they donated to Mr. Bush under pressure from their bosses...and were warned that the company's chief executive would be notified if they failed to give." (*Industry Fights To Put Imprint On Drug Bill*, The New York Times, 5 September 2003).

Whereas:
The corporate political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how their funds are being spent.

Although there are various disclosure requirements for political contributions they are difficult for shareholders to access and they are not complete. For example, corporate soft money contributions are currently legal in 49 states, but the disclosure standards can vary. Also, while corporations are not allowed to make direct contributions to candidates, they are allowed to fund the administrative support for PACs to which employees make contributions. Corporations can also make unlimited contributions to "Section 527" organizations (political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates). These do not have to be reported.

Whereas:
Our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable. In addition, public backlash can harm a company's reputation and, as a result, its longer-term business prospects.

RESOLVED: that the shareholders request the Board of Directors to adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. We suggest that the requested comprehensive report set forth and quantify, specifically and not in aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including section 527 organizations and related expenditures of money and other resources.

Use of Shareholder Resources For Political Purposes

Whereas:

The pharmaceutical industry, and Bristol Myers Squibb Company in particular, spend significant financial and other resources to support political candidates and political entities.

Between January 1, 1991 and December 31, 2002 the Pharmaceutical Research and Manufacturers Association and its members gave $57.9 million in political contributions, including more than $35.5 million in soft money donations to the national political parties and more than $22.4 million in Political Action Committee (PAC) donations to federal candidates. (*Follow the Dollar Report,* July 1, 2003, Common Cause).

Bristol Myers Squibb donated $1.59 million in 2002 in soft money and Political Action Committee funds, an increase of over 600 % from 1992. (*Pharmaceutical Manufacturing: Long-Term Contribution Trends*, The Center for Responsive Politics, 2003).

Executives at Bristol-Myers Squibb Company "say they donated to Mr. Bush under pressure from their bosses...and were warned that the company's chief executive would be notified if they failed to give." (*Industry Fights To Put Imprint On Drug Bill*, The New York Times, 5 September 2003).

Whereas:
The corporate political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how their funds are being spent.

Although there are various disclosure requirements for political contributions they are difficult for shareholders to access and they are not complete. For example, corporate soft money contributions are currently legal in 49 states, but the disclosure standards can vary. Also, while corporations are not allowed to make direct contributions to candidates, they are allowed to fund the administrative support for PACs to which employees make contributions. Corporations can also make unlimited contributions to "Section 527" organizations (political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates). These do not have to be reported.

Whereas:
Our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable. In addition public backlash can harm a company's reputation and, as a result, its longer term business prospects.

RESOLVED: that the Board of Directors adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels. We suggest that the requested comprehensive report set forth and quantify, specifically and not in aggregate, company resources devoted to supporting political entities and candidates, to supporting third-party organizations which engage in political activity including section 527 organizations, and related expenditures of money and other resources.

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

(202) 737-7755 OR
(202) [illegible]

June 26,2003

Peter Dolan, CEO
BRISTOL MYERS SQUIBB,NYC
June 26,2003

political advertising

Dear Peter:

This is a formal notice to the management of Bristol Myers Squibb that Mrs. Evelyn Y. Davis, who is the owner of 480 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2004 . I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

TOTAL P.01

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

The proposal requests that the board adopt a policy to report annually to shareholders on corporate resources devoted to supporting political entities or candidates on both state and federal levels.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Bristol-Myers's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Michael R. McCoy
Attorney-Advisor